QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 11

YOUNG BROADCASTING INC. AND SUBSIDIARIES

RE COMPUTATION OF PER SHARE EARNINGS

	THREE MONTHS ENDED		NINE MONTHS ENDED
	September 30, 2007	September 30, 2008	September 30, 2007	September 30, 2008
Shares of common stock outstanding for the entire period	22,581,720	23,778,645	21,966,886	22,872,482
Issuance of 453,613 and 1,085,638 shares of common stock to the Company's defined contribution plan in 2007 and 2008	116,551	—	251,302	697,935
Issuance of 495,500 and 0 shares of common stock under the 2004 equity incentive plan in 2007 and 2008	—	—	212,357	—
Cancellation of 213,198 and 190,090 shares of common stock to the employee stock purchase plan in 2007 and 2008	(40,343)	(6,514)	(96,205)	(92,050)
Weighted average shares of common stock outstanding	22,657,928	23,772,131	22,334,340	23,478,367

Loss from continuing operations	$(15,946,840)	$(12,623,484)	$(45,300,311)	$(39,437,525)
Loss from discontinued operations, net of taxes	(8,870,835)	(9,601,153)	(23,073,958)	(150,755,245)

Net loss	$(24,817,675)	$(22,224,437)	$(68,374,269)	$(190,192,770)
Basic and diluted loss per common shares:
Loss from continuing operations	$(0.70)	$(0.53)	$(2.03)	$(1.68)
Loss from discontinued operations	$(0.40)	$(0.40)	$(1.03)	$(6.42)
Net loss per common share basic and diluted	$(1.10)	$(0.93)	$(3.06)	$(8.10)

QuickLinks

  EXHIBIT 11
YOUNG BROADCASTING INC. AND SUBSIDIARIES RE COMPUTATION OF PER SHARE EARNINGS